Exhibit (a)(1)

[TRW Letterhead]

March 13, 2002

Dear Shareholders:

On March 4, 2002, Northrop Grumman Corporation commenced an unsolicited exchange offer for all the outstanding shares of TRW at $47 per common share, subject to the terms and conditions of the exchange offer.

After careful consideration, including a thorough review of the offer with our independent financial and legal advisors, your Board of Directors unanimously determined that Northrop Grumman’s offer is financially inadequate and not in the best interests of TRW shareholders. Further, since Northrop Grumman’s offer is subject to limitations on the exchange ratio based on price fluctuations of Northrop Grumman common stock, which could result in a price of less than $47 per share, this offer is less favorable than Northrop Grumman’s earlier proposal.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU REJECT THE NORTHROP GRUMMAN OFFER AND NOT EXCHANGE YOUR SHARES

In making its recommendation, your Board of Directors considered, among other things:

•	Northrop Grumman’s offer grossly undervalues TRW’s businesses, including its premier franchise in the defense industry, and does not reflect the true value of TRW’s advanced portfolio of technology and unique market leading positions;

•	The opinion of each of its independent financial advisors, Goldman, Sachs & Co. and Credit Suisse First Boston, that Northrop Grumman’s offer is inadequate to the Company’s common shareholders from a financial point of view;

•	Northrop Grumman’s offer price remains below the current market price of TRW’s common stock. As of March 12, 2002, TRW’s closing stock price was $50.28 per share;

•	Northrop Grumman made its offer at a time when TRW’s stock price was temporarily depressed following the unexpected resignation of David Cote, TRW’s former Chairman, President and Chief Executive Officer;

•	Our automotive and commercial aerospace businesses are believed to benefit from improved forecasts for North American light vehicle production and certain statistics which indicate stabilization in the commercial aerospace industry, respectively;

•	The current planned increases in government defense spending are believed to benefit many technologies and arenas where TRW’s space, electronics and systems businesses are a leader; and

•	Northrop Grumman’s offer is highly conditional, which results in significant uncertainty that the offer will be consummated.

YOUR BOARD BELIEVES THAT TRW’S STRATEGIC PLAN WILL ENHANCE SHAREHOLDER VALUE

Your Board believes that TRW can significantly enhance value for its shareholders through the continued execution of its strategic plan. As part of this plan, the Company intends to accelerate TRW’s debt reduction program and separate its Automotive business in a tax-efficient manner. Key elements of the plan include:

•	Acceleration of TRW’s deleveraging initiatives through asset sales and other alternatives. In 2001, the Company reduced its net debt by almost $1 billion and, over the past three years, it has reduced net debt by approximately $3.9 billion. The Company is targeting an additional $1.6 billion to $2.0 billion debt reduction in 2002.

•	Exploration of additional actions, including the spin-off of TRW’s Automotive business. As planned, TRW’s Automotive business would become an appropriately capitalized, independent, publicly traded company. TRW has targeted completion of the spin-off of the Automotive business in approximately six to nine months.

Since the announcement of Northrop Grumman’s proposal on February 22, 2002, TRW and its independent financial advisors have received unsolicited indications of interest from third parties with respect to a transaction with the Company as a whole which would involve a separation of the Automotive business. In addition, the Company has received unsolicited indications of interest from third parties with respect to each of its operating businesses as well as a private equity investment in the entire Company. Also, TRW is engaged in preliminary discussions with third parties concerning transactions involving all or a portion of the Automotive business, and the Company has commenced preliminary negotiations for a potential sale of its Aeronautical Systems Group.

WE BELIEVE THAT TRW’S STRATEGIC PLAN WILL DELIVER GREATER VALUE TO TRW
SHAREHOLDERS THAN NORTHROP GRUMMAN’S OFFER

Your Board and senior management are committed to continuing to focus on the Company’s aggressive cost cutting initiatives, productivity improvements and enhancing relationships with its customers. We remain on track to meet or exceed our 2002 commitments.

We also want to reaffirm that your Board’s executive search committee, together with a prominent executive search firm, are actively engaged in a search for a new chief executive officer.

The enclosed Schedule 14D-9 contains a detailed description of the reasons for your Board of Directors’ recommendation and the factors considered by the Board, as well as details about the Company’s strategic plan. We urge you to read the Schedule 14D-9 carefully and in its entirety so that you will be fully informed as to the Board of Directors’ recommendation.

We greatly appreciate your continued support and encouragement.

Sincerely,

/s/ Philip A. Odeen Philip A. Odeen Chairman	/s/ Kenneth W. Freeman Kenneth W. Freeman Lead Director